Exhibit 23.1

               Consent of Independent Auditors

The Board of Directors
Atlantic Coast Airlines Holdings, Inc.:

We consent to incorporation by reference in the registration statements (No. 333-41800, 333-66265, 333-15795 and 33-
67492) on Form S-8 of Atlantic Coast Airlines Holdings, Inc. of our report dated January 25, 2001 except as to Note 12, which is as of March 2, 2001, relating to the consolidated balance sheets of Atlantic Coast Airlines Holdings, Inc. as of December 31, 1999 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2000, which report appears in the December 31, 2000 annual report on Form 10-K of Atlantic Coast Airlines, Holdings, Inc.

Our report refers to a change, effective January 1, 1999, in the Company's method of accounting for preoperating costs.

KPMG LLP


McLean, Virginia
March 30, 2001